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                           January 4, 2023

       Jacob DiMartino
       Chief Executive Officer
       Raadr, Inc.
       7950 E Redfield Road Unit 210
       Scottsdale, Arizona 85260

                                                        Re: Raadr, Inc.
                                                            Post-Qualification
Amendment No. 4 to Offering Statement on Form 1-A
                                                            Filed December 27,
2022
                                                            File No. 024-11519

       Dear Jacob DiMartino:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact at Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua
       Shainess, Legal Branch Chief, at 202-551-7951 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Eric Newlan